Exhibit 21.1
Harmonic Inc. and Subsidiaries
Subsidiaries of the Registrant
The following table shows certain information with respect to the active subsidiaries of the Company as of December 31, 2006:

	State or Other Jurisdiction	Percent of Voting Securities
Name	of Incorporation	Owned by Harmonic
Harmonic (Asia Pacific) Limited.	Hong Kong	100%
Harmonic Video Systems Ltd.	Israel	100%
Harmonic Europe S.A.S	France	100%
Harmonic Germany GmbH	Germany	100%
Harmonic International Inc.	U.S.A.	100%
Harmonic International Limited	Bermuda	100%
Harmonic Lightwaves (Israel) Ltd.	Israel	100%
Harmonic Technologies, Inc.	U.S.A.	100%
Harmonic Technologies (HK) Limited	Hong Kong	100%
Harmonic (UK) Limited	United Kingdom	100%
Harmonic Spain S.L	Spain	100%
Broadcast Technology Limited	United Kingdom	100%